3000 Two Logan Square

Eighteenth and Arch Streets

Philadelphia, PA 19103-2799

215.981.4000

Fax 215.981.4750

John P. Falco

direct dial: 215.981.4659

direct fax: 866.422.2114

falcoj@pepperlaw.com

March 25, 2019

Via EDGAR

Filing Desk

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	StoneCastle Financial Corp.
Investment Company Act File No. 811-22853 Preliminary Proxy Materials

Ladies and Gentlemen:

Pursuant to Rule 14a-6(a) under the Securities Exchange Act of 1934, submitted electronically via EDGAR is a preliminary copy of the proxy statement, proxy card and notice of meeting (“2019 Preliminary Proxy Materials”) to be furnished to shareholders of StoneCastle Financial Corp. (the “Company”), in connection with the Annual Meeting of Shareholders of the Company to be held on or about June 4, 2019 (the “2019 Annual Meeting”). At the 2019 Annual Meeting, shareholders of the Company will be asked (i) to elect one Class III Director of the Company, and (ii) to approve an Agreement and Plan of Reorganization, pursuant to which the Company would be reorganized into a newly formed Delaware statutory trust. The Company anticipates that the definitive proxy materials will be sent as soon as practicable in April 2019, to shareholders of record on April 9, 2019.

For the Staff’s reference, please note that the proposal to approve an Agreement and Plan of Reorganization was included in the definitive proxy materials for the 2017 Annual Meeting of Shareholders filed with the Commission on May 24, 2017 (SEC Accession No. 0001174947-17-000916) and again in the definitive proxy materials for the 2018 Annual Meeting of Shareholders filed with the Commission on April 30, 2018 (SEC Accession No. 0001174947-18-000694) (the “2017 and 2018 Proxy Materials”). The proposal and the form of Agreement and Plan of Reorganization included in the 2019 Preliminary Proxy Materials are substantially the same as the proposal and form of Agreement and Plan of Reorganization included in the 2017 and 2018 Proxy Materials previously reviewed by the Staff.

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www.pepperlaw.com

U.S. Securities and Exchange Commission

March 25, 2019

Please direct any questions concerning this letter to the undersigned at 215.981.4659, or John M. Ford, Esq. at 215.981.4009.

Very truly yours,

/s/ John P. Falco

John P. Falco

cc:	Rachel N. Schatten, Esq. John M. Ford, Esq.

Philadelphia	Boston	Washington, D.C.	Detroit	New York	Pittsburgh
Berwyn	Harrisburg	Orange County	Princeton	Wilmington

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